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                             November 19, 2021

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       2 Yitzhak Modai Street
       Rehovot, Israel 7608804

                                                        Re: Maris Tech Ltd.
                                                            Amendment No. 1
                                                            Registration
Statement on Form F-1
                                                            Filed November 15,
2021
                                                            File No. 333-260670

       Dear Mr. Bar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021, letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       Recent Developments
       March 2021 Private Placement, page 2

   1. Please revise your disclosure to reconcile apparent inconsistencies with the share purchase agreements. We note
that you appear to have the right to require the placement agent, not the investors, to
purchase additional preferred shares. Clarify whether the number of shares and warrants,
and purchase or exercise price therefor, have been modified to reflect your reverse stock
split.
 Israel Bar
Maris Tech Ltd.
November 19, 2021
Page 2
Description of Share Capital, page 92

2. You state on page 3 that the preferred shares are convertible in certain circumstances and will convert automatically following completion of the offering. Please identify the instrument governing these conversions and describe its provisions relevant to the offering.
3. You state that you have issued warrants to purchase 694,712 shares to advisors and service providers with exercise prices ranging between $0.0004 to $6.1248 per share.
         Please also describe the warrants issued to investors and the placement agent(s) in the
         March 2021 private placement. Please conform your disclosure in Item 7 of Part II.
Underwriting
Other Relationships, page 115

4. Please address the following in relation to your March 2021 private placement:

                Disclose that Aegis Israel Ltd initially acted as the placement agent and, if true, is an affiliate of the lead underwriter for your initial public offering;
                Disclose that Pure Capital Ltd was initially an investor in the March 2021 private placement and was subsequently designated as the placement agent;
                Describe the relationship, if any, between Pure Capital and Aegis Israel (we note they have the same principal place of business according to exhibits
10.3 and 10.5); and
                Clarify how each element of compensation was handled pursuant to Section 8 of the share purchase agreements (e.g., did Aegis Israel and/or Aegis Capital receive warrants or other compensation; is Pure Capital entitled to a 5% fee upon Aegis
              Capital's exercise of warrants?).
Exhibits

5. We note that the share purchase agreements contain references to exhibits that appear to have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Please ensure that these,
FirstName LastNameIsrael Bar
       and other filed exhibits as applicable, contain the list of omitted schedules contemplated
Comapany    NameMaris
       by Item          Tech
                601(a)(5).     Ltd. also revise the footnote to the exhibit
index, which currently
                            Please
       refers
November   19,to2021
                 ItemPage
                      601(b)(2),
                           2     or advise.
FirstName LastName
 Israel Bar
FirstName
Maris TechLastNameIsrael   Bar
            Ltd.
Comapany 19,
November   NameMaris
               2021    Tech Ltd.
November
Page  3    19, 2021 Page 3
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Angela Gomes